BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 9 July 2013

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc SAYE Share Option Scheme (2003)
Period of return:From:1 January 2013	To:30 June 2013
Balance of unallotted securities under scheme(s) from previous return:	2,210,000

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 68,048

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 2,141,952

Name of contact: Telephone number of contact:	Marsha Watson 020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 9 July 2013

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Executive Share Option Scheme (1993)
Period of return:From: 1 January 2013	To:30 June 2013
Balance of unallotted securities under scheme(s) from previous return:	5,669,611

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 257,423

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 5,412,188

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 9 July 2013

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Executive Share Option Scheme (2003)
Period of return:From: 1 January 2013	To:30 June 2013
Balance of unallotted securities under scheme(s) from previous return:	4,962,164

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 10,000,000

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 4,783,009

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 10,179,155

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 9 July 2013

Name of applicant:Reed Elsevier PLC
Name of scheme:Reed Elsevier Group plc Long Term Incentive Share Option Scheme
Period of return:From:1 January 2013	To:30 June 2013
Balance of unallotted securities under scheme(s) from previous return:	1,275,630

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period

(see LR3.5.7G): 1,015,006

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 260,624

Name of contact:	Marsha Watson
Telephone number of contact:	020 7166 5653